GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition
as of December 31, 2018

U. S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51753

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2018   AND ENDING   12/31/2018
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

    Goldman Sachs Financial Markets, L.P.

OFFICIAL USE ONLY
223598448
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    200 West Street
    (No. and Street)

New York	New York	10282
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    Thomas J. Favia   (212) 902-1710
                                              (Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    PricewaterhouseCoopers LLP
    (Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    [X] Certified Public Accountant

    [ ] Public Accountant

    [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).

Persons who to respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB control number   SEC 1410 (06-02)

This report* contains (check all applicable boxes):

☒ (a) Facing page

☒ (b) Statement of financial condition

☐ (c) Statement of earnings

☐ (d) Statement of changes in partners' capital

☐ (e) Statement of changes in subordinated borrowings

☐ (f) Statement of cash flows

☐ (g) Computation of net capital pursuant to Rule 15c3-1

☐ (h) Computation for determination of Reserve Requirements pursuant to Rule 15c3-3

☐ (i) Information relating to the possession or control requirements under Rule 15c3-3

☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3

☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation

☐ (l) An Oath or affirmation

☐ (m) A copy of the Securities Investor Protection Corporation supplemental report (filed as a separate document)

☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GOLDMAN SACHS FINANCIAL MARKETS, L.P.

Statement of Financial Condition

INDEX



pwc

Report of Independent Registered Public Accounting Firm

To the Partners of Goldman Sachs Financial Markets, L.P.:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Goldman Sachs Financial Markets, L.P. (the "Company") as of December 31, 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opiniou.

PricewaterhouseCoopers LLP

February 27, 2019

We have served as the Company's anditor since 1999.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

GOLDMAN SACHS FINANCIAL MARKETS, L.P.
Statement of Financial Condition

$ in thousands		As of December 2018
Assets		
Cash	$	19,146
Collateralized agreements:		
Securities purchased under agreements to resell (at fair value)		491,195
Receivables:		
Brokers, dealers and clearing organizations		446,090
Customers and counterparties		119,745
Financial instruments owned (at fair value and includes **$93,682** pledged as collateral)		1,087,500
Other assets		4,561
Total assets	$	**2,168,237**
Liabilities and partners' capital		
Collateralized financings:		
Securities loaned	$	93,863
Other secured financings (at fair value)		395,593
Payables to customers and counterparties		315,203
Financial instruments sold, but not yet purchased (at fair value)		648,690
Unsecured short-term borrowings		232,375
Other liabilities		86
Subordinated borrowings		365,000
Total liabilities		2,050,810
Commitments, contingencies and guarantees		
Partners' capital		
Partners' capital		117,427
Total liabilities and partners' capital	$	**2,168,237**

The accompanying notes are an integral part of this statement of financial condition.

Notes to Statement of Financial Condition

Note 1.

Description of Business

Goldman Sachs Financial Markets, L.P. (the firm), is a limited partnership which is a registered U.S. broker-dealer with the Securities and Exchange Commission (SEC). The firm is a wholly-owned subsidiary of The Goldman Sachs Group, Inc. (Group Inc.), a Delaware corporation. The firm's business consists of dealer activities in eligible over-the-counter (OTC) derivative instruments, as defined by SEC Rule 3b-13. The firm facilitates client transactions and makes markets in eligible OTC derivative instruments.

Note 2.

Basis of Presentation

This statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

All references to 2018 refer to the date December 31, 2018. Any reference to a future year refers to a year ending on December 31 of that year.

Note 3.

Significant Accounting Policies

The firm's significant accounting policies include when and how to measure the fair value of assets and liabilities. See Notes 5 through 8 for policies on fair value measurements. All other significant accounting policies are either described below or included in the following footnotes:

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased	Note 4
Fair Value Measurements	Note 5
Cash Instruments	Note 6
Derivatives and Hedging Activities	Note 7
Fair Value Option	Note 8
Collateralized Agreements and Financings	Note 9
Short-Term Borrowings	Note 10
Subordinated Borrowings	Note 11
Commitments, Contingencies and Guarantees	Note 12
Transactions with Related Parties	Note 13
Income Taxes	Note 14
Credit Concentrations	Note 15
Legal Proceedings	Note 16

Use of Estimates

Preparation of this statement of financial condition requires management to make certain estimates and assumptions, the most important of which relate to fair value measurements, provisions for losses that may arise from litigation and regulatory proceedings (including governmental investigations), and provisions for losses that may arise from tax audits. These estimates and assumptions are based on the best available information but actual results could be materially different.

Financial Assets and Financial Liabilities at Fair Value

Financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value either under the fair value option or in accordance with other U.S. GAAP. In addition, the firm has elected to account for certain of its other financial assets and financial liabilities at fair value by electing the fair value option. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. See Notes 5 through 8 for further information about fair value measurements.

Cash

Cash included cash and due from banks of $13.8 million as of December 2018. Cash also included interest-bearing deposits with banks of $5.3 million as of December 2018. As of December 2018, the firm had $7.3 million of cash deposited in a custodian bank account.

Receivables from Brokers, Dealers and Clearing Organizations

Receivables from brokers, dealers and clearing organizations are accounted for at cost plus accrued interest, which generally approximates fair value. As these receivables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2018.

Notes to Statement of Financial Condition

Receivables from Customers and Counterparties
Receivables from customers and counterparties primarily consist of collateral posted in connection with certain derivative transactions. These receivables are accounted for at amortized cost net of estimated uncollectible amounts, which generally approximates fair value. As these receivables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these receivables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2018. Interest on receivables from customers and counterparties is recognized over the life of the transaction.

Payables to Customers and Counterparties
Payables to customers and counterparties primarily consist of collateral received in connection with certain derivative transactions. These payables are accounted for at cost plus accrued interest, which generally approximates fair value. As these payables are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these payables been included in the firm's fair value hierarchy, substantially all would have been classified in level 2 as of December 2018. Interest on payables to customers and counterparties is recognized over the life of the transaction.

Offsetting Assets and Liabilities
To reduce credit exposures on derivatives and securities financing transactions, the firm may enter into master netting agreements or similar arrangements (collectively, netting agreements) with counterparties that permit it to offset receivables and payables with such counterparties. A netting agreement is a contract with a counterparty that permits net settlement of multiple transactions with that counterparty, including upon the exercise of termination rights by a non-defaulting party. Upon exercise of such termination rights, all transactions governed by the netting agreement are terminated and a net settlement amount is calculated. In addition, the firm receives and posts cash and securities collateral with respect to its derivatives and securities financing transactions, subject to the terms of the related credit support agreements or similar arrangements (collectively, credit support agreements). An enforceable credit support agreement grants the non-defaulting party exercising termination rights the right to liquidate the collateral and apply the proceeds to any amounts owed. In order to assess enforceability of the firm's right of setoff under netting and credit support agreements, the firm evaluates various factors, including applicable bankruptcy laws, local statutes and regulatory provisions in the jurisdiction of the parties to the agreement.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) in the statement of financial condition when a legal right of setoff exists under an enforceable netting agreement. Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) with the same term and currency are presented on a net-by-counterparty basis in the statement of financial condition when such transactions meet certain settlement criteria and are subject to netting agreements.

In the statement of financial condition, derivatives are reported net of cash collateral received and posted under enforceable credit support agreements, when transacted under an enforceable netting agreement. In the statement of financial condition, resale agreements and securities loaned are not reported net of the related cash and securities received or posted as collateral. See Note 9 for further information about collateral received and pledged, including rights to deliver or repledge collateral. See Notes 7 and 9 for further information about offsetting.

Foreign Currency Translation
Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the statement of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions in nonfunctional currencies are recognized in earnings.

Recent Accounting Developments
Revenue from Contracts with Customers (ASC 606).
In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures.

The firm adopted this ASU in January 2018. The ASU had no impact on the firm's financial condition.

Notes to Statement of Financial Condition

Note 4.

Financial Instruments Owned and Financial Instruments Sold, But Not Yet Purchased

Financial instruments owned and financial instruments sold, but not yet purchased are accounted for at fair value either under the fair value option or in accordance with other U.S. GAAP. See Note 8 for information about other financial assets and financial liabilities at fair value.

The table below presents financial instruments owned and financial instruments sold, but not yet purchased.

	As of December 2018	
$ in thousands	Financial Instruments Owned	Financial Instruments Sold, But Not Yet Purchased
Equity securities	$ 592,458	$ 446,461
Other debt obligations	388,954	–
Subtotal	981,412	446,461
Derivatives	106,088	202,229
Total	$ 1,087,500	$ 648,690

Note 5.

Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The firm measures certain financial assets and financial liabilities as a portfolio (i.e., based on its net exposure to market and/or credit risks).

The best evidence of fair value is a quoted price in an active market. If quoted prices in active markets are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed models that primarily use market-based or independently sourced inputs, including, but not limited to, interest rates, volatilities, equity or debt prices, foreign exchange rates, credit spreads and funding spreads (i.e., the spread or difference between the interest rate at which a borrower could finance a given financial instrument relative to a benchmark interest rate).

U.S. GAAP has a three-level hierarchy for disclosure of fair value measurements. This hierarchy prioritizes inputs to the valuation techniques used to measure fair value, giving the highest priority to level 1 inputs and the lowest priority to level 3 inputs. A financial instrument's level in this hierarchy is based on the lowest level of input that is significant to its fair value measurement. In evaluating the significance of a valuation input, the firm considers, among other factors, a portfolio's net risk exposure to that input. The fair value hierarchy is as follows:

Level 1. Inputs are unadjusted quoted prices in active markets to which the firm had access at the measurement date for identical, unrestricted assets or liabilities.

Level 2. Inputs to valuation techniques are observable, either directly or indirectly.

Level 3. One or more inputs to valuation techniques are significant and unobservable.

The fair values for substantially all of the firm's financial assets and financial liabilities are based on observable prices and inputs and are classified in levels 1 and 2 of the fair value hierarchy. Certain level 2 and level 3 financial assets and financial liabilities may require appropriate valuation adjustments that a market participant would require to arrive at fair value for factors such as counterparty and the firm's credit quality, funding risk, transfer restrictions, liquidity and bid/offer spreads. Valuation adjustments are generally based on market evidence.

Notes to Statement of Financial Condition

See Notes 6 through 8 for further information about fair value measurements of cash instruments, derivatives and other financial assets and financial liabilities at fair value.

The table below presents financial assets and financial liabilities accounted for at fair value under the fair value option or in accordance with other U.S. GAAP.

$ in thousands	As of December 2018
Total level 1 financial assets	$ 592,448
Total level 2 financial assets	1,307,243
Total level 3 financial assets	496
Counterparty and cash collateral netting	(321,492)
Total financial assets at fair value	**$ 1,578,695**
Total assets	$ 2,168,237
Total level 3 financial assets divided by:	
Total assets	0.02%
Total financial assets at fair value	0.03%
Total level 1 financial liabilities	$ 446,455
Total level 2 financial liabilities	777,580
Total level 3 financial liabilities	492
Counterparty and cash collateral netting	(180,244)
Total financial liabilities at fair value	**$ 1,044,283**
Total level 3 financial liabilities divided by total financial liabilities at fair value	0.05%

In the table above:

- Counterparty netting among positions classified in the same level is included in that level.

- Counterparty and cash collateral netting represents the impact on derivatives of netting across levels of the fair value hierarchy.

Note 6.

Cash Instruments

Cash instruments include equity securities and other debt obligations. See below for the types of cash instruments included in each level of the fair value hierarchy and the valuation techniques and significant inputs used to determine their fair values. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Cash Instruments
Level 1 cash instruments include actively traded listed equity securities. These instruments are valued using quoted prices for identical unrestricted instruments in active markets.

The firm defines active markets for equity instruments based on the average daily trading volume both in absolute terms and relative to the market capitalization for the instrument.

Level 2 Cash Instruments
Level 2 cash instruments include other debt obligations. Valuations of level 2 cash instruments can be verified to quoted prices, recent trading activity for identical or similar instruments, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Valuation adjustments are typically made to level 2 cash instruments (i) if the cash instrument is subject to transfer restrictions and/or (ii) for other premiums and liquidity discounts that a market participant would require to arrive at fair value. Valuation adjustments are generally based on market evidence.

Level 3 Cash Instruments
Level 3 cash instruments have one or more significant valuation inputs that are not observable. Absent evidence to the contrary, level 3 cash instruments are initially valued at transaction price, which is considered to be the best initial estimate of fair value. Subsequently, the firm uses other methodologies to determine fair value, which vary based on the type of instrument. Valuation inputs and assumptions are changed when corroborated by substantive observable evidence, including values realized on sales.

Fair Value of Cash Instruments by Level
The table below presents cash instrument assets and liabilities at fair value by level within the fair value hierarchy.

$ in thousands	As of December 2018			
	Level 1	Level 2	Level 3	Total
Assets				
Equity securities	$ 592,448	$ —	$ 10	$ 592,458
Other debt obligations	—	388,954	—	388,954
Total cash instrument assets	$ 592,448	$ 388,954	$ 10	$ 981,412
Liabilities				
Equity securities	$(446,455)	$ —	$ (6)	$ (446,461)
Total cash instrument liabilities	$(446,455)	$ —	$ (6)	$ (446,461)

Notes to Statement of Financial Condition

In the table above:

- Cash instrument assets are included in financial instruments owned and cash instrument liabilities are included in financial instruments sold, but not yet purchased.
- Cash instrument assets are shown as positive amounts and cash instrument liabilities are shown as negative amounts.

Note 7.

Derivatives and Hedging Activities

Derivative Activities

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates and other inputs, or a combination of these factors. Derivatives may be traded on an exchange (exchange-traded) or they may be privately negotiated contracts, which are usually referred to as OTC derivatives. The firm's OTC derivatives are primarily bilateral contracts between two counterparties (bilateral OTC).

Market-Making. As a market maker, the firm enters into derivative transactions to provide liquidity to clients and to facilitate the transfer and hedging of their risks. In this role, the firm typically acts as principal and is required to commit capital to provide execution, and maintains inventory in response to, or in anticipation of, client demand.

Risk Management. The firm also enters into derivatives to actively manage risk exposures that arise from its market-making activities.

The firm enters into various types of derivatives, including:

- **Forwards.** Contracts that commit counterparties to purchase or sell financial instruments in the future.
- **Swaps.** Contracts that require counterparties to exchange cash flows such as currency or interest payment streams. The amounts exchanged are based on the specific terms of the contract with reference to specified rates, financial instruments or indices.
- **Options.** Contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price.

Derivatives are reported on a net-by-counterparty basis (i.e., the net payable or receivable for derivative assets and liabilities for a given counterparty) when a legal right of setoff exists under an enforceable netting agreement (counterparty netting). Derivatives are accounted for at fair value, net of cash collateral received or posted under enforceable credit support agreements (cash collateral netting). Derivative assets are included in financial instruments owned and derivative liabilities are included in financial instruments sold, but not yet purchased.

The tables below present the gross fair value and the notional amounts of derivative contracts by major product type, the amounts of counterparty and cash collateral netting in the statement of financial condition, as well as cash and securities collateral posted and received under enforceable credit support agreements that do not meet the criteria for netting under U.S. GAAP.

	As of December 2018	
$ in thousands	Derivative Assets	Derivative Liabilities
Not accounted for as hedges		
Equities - bilateral OTC	$ 2,145,248	$ 2,100,141
Currencies - bilateral OTC	17	17
Total gross fair value	$ 2,145,265	$ 2,100,158
Offset in statement of financial condition		
Counterparty netting	$ (1,717,685)	$ (1,717,685)
Cash collateral	(321,492)	(180,244)
Total amounts offset	$ (2,039,177)	$ (1,897,929)
Included in statement of financial condition		
Bilateral OTC	$ 106,088	$ 202,229
Total	$ 106,088	$ 202,229
Not offset in statement of financial condition		
Cash collateral	$ –	$ (1,660)
Securities collateral	(27,367)	–
Total	$ 78,721	$ 200,569

$ in thousands	Notional Amounts as of December 2018
Equities - bilateral OTC	$ 67,413,031
Currencies - bilateral OTC	2,477
Total notional amounts	$ 67,415,508

In the tables above:

- Gross fair values exclude the effects of both counterparty netting and collateral, and therefore are not representative of the firm's exposure.
- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

Notes to Statement of Financial Condition

- Notional amounts, which represent the sum of gross long and short derivative contracts, provide an indication of the volume of the firm's derivative activity and do not represent anticipated losses.

- Total gross fair value of derivatives included derivative assets of $11.9 million and derivative liabilities of $22.1 million which are not subject to an enforceable netting agreement or are subject to a netting agreement that the firm has not yet determined to be enforceable.

Valuation Techniques for Derivatives
The firm's level 2 and level 3 derivatives are valued using derivative pricing models (e.g., discounted cash flow models, correlation models, and models that incorporate option pricing methodologies, such as Monte Carlo simulations).

Price transparency for equity derivatives varies by market and underlier. Options on indices and the common stock of corporates included in major equity indices exhibit the most price transparency. Equity derivatives generally have observable market prices, except for contracts with long tenors or reference prices that differ significantly from current market prices. More complex equity derivatives, such as those sensitive to the correlation between two or more individual stocks, generally have less price transparency.

Liquidity is essential to observability. If transaction volumes decline, previously transparent prices and other inputs may become unobservable. Conversely, even highly structured products may at times have trading volumes large enough to provide observability of prices and other inputs. See Note 5 for an overview of the firm's fair value measurement policies.

Level 1 Derivatives
Level 1 derivatives include short-term contracts for future delivery of securities when the underlying security is a level 1 instrument, and exchange-traded derivatives if they are actively traded and are valued at their quoted market price. As of December 2018, the firm did not have any level 1 derivatives.

Level 2 Derivatives
Level 2 derivatives include OTC derivatives for which all significant valuation inputs are corroborated by market evidence and exchange-traded derivatives that are not actively traded and/or that are valued using models that calibrate to market-clearing levels of OTC derivatives.

The selection of a particular model to value a derivative depends on the contractual terms of and specific risks inherent in the instrument, as well as the availability of pricing information in the market. For derivatives that trade in liquid markets, model selection does not involve significant management judgment because outputs of models can be calibrated to market-clearing levels.

Valuation models require a variety of inputs, such as contractual terms, market prices, yield curves, discount rates (including those derived from interest rates on collateral received and posted as specified in credit support agreements for collateralized derivatives), measures of volatility and correlations of such inputs. Significant inputs to the valuations of level 2 derivatives can be verified to market transactions, broker or dealer quotations or other alternative pricing sources with reasonable levels of price transparency. Consideration is given to the nature of the quotations (e.g., indicative or firm) and the relationship of recent market activity to the prices provided from alternative pricing sources.

Level 3 Derivatives
Level 3 derivatives are valued using models which utilize observable level 1 and/or level 2 inputs, as well as unobservable level 3 inputs.

For level 3 equity derivatives, significant unobservable inputs generally include equity volatility inputs for options that are long-dated and/or have strike prices that differ significantly from current market prices. In addition, the valuation of certain structured trades requires the use of level 3 correlation inputs, such as the correlation of the price performance of two or more individual stocks or the correlation of the price performance for a basket of stocks to another asset class such as commodities.

Subsequent to the initial valuation of a level 3 derivative, the firm updates the level 1 and level 2 inputs to reflect observable market changes and any resulting gains and losses are classified in level 3. Level 3 inputs are changed when corroborated by evidence such as similar market transactions, third-party pricing services and/or broker or dealer quotations or other empirical market data. In circumstances where the firm cannot verify the model value by reference to market transactions, it is possible that a different valuation model could produce a materially different estimate of fair value.

Notes to Statement of Financial Condition

Fair Value of Derivatives by Level

The table below presents the fair value of derivatives on a gross basis by level and major product type, as well as the impact of netting.

$ in thousands	Level 1	Level 2	Level 3	Total
As of December 2018				
Assets				
Equities	$ –	$ 2,144,762	$ 486	$ 2,145,248
Currencies	–	17	–	17
Gross fair value	–	2,144,779	486	2,145,265
Counterparty netting in levels	–	(1,717,685)	–	(1,717,685)
Subtotal	$ –	$ 427,094	$ 486	$ 427,580
Cash collateral netting				(321,492)
Net fair value				$ 106,088
Liabilities				
Equities	$ –	$ (2,099,655)	$ (486)	$ (2,100,141)
Currencies	–	(17)	–	(17)
Gross fair value	–	(2,099,672)	(486)	(2,100,158)
Counterparty netting in levels	–	1,717,685	–	1,717,685
Subtotal	$ –	$ (381,987)	$ (486)	$ (382,473)
Cash collateral netting				180,244
Net fair value				$ (202,229)

In the table above:

- The gross fair values exclude the effects of both counterparty netting and collateral netting, and therefore are not representative of the firm's exposure.

- Counterparty netting is reflected in each level to the extent that receivable and payable balances are netted within the same level and is included in counterparty netting in levels.

- Derivative assets are shown as positive amounts and derivative liabilities are shown as negative amounts.

Derivatives with Credit-Related Contingent Features

Certain of the firm's derivatives have been transacted under bilateral agreements with counterparties who may require the firm to post collateral or terminate the transactions based on changes in Group Inc.'s credit ratings. The firm assesses the impact of these bilateral agreements by determining the collateral or termination payments that would occur assuming a Group Inc. downgrade by all rating agencies. A downgrade by any one rating agency, depending on the agency's relative ratings of Group Inc. at the time of the downgrade, may have an impact which is comparable to the impact of a downgrade by all rating agencies.

The table below presents information about net derivative liabilities under such bilateral agreements (excluding application of collateral posted) and the related fair value of collateral posted. No additional collateral or termination payments could have been called at the reporting date by counterparties in the event of a one-notch and two-notch downgrade in Group Inc.'s credit ratings.

$ in thousands	As of December 2018
Net derivative liabilities under bilateral agreements	$ 42,524
Collateral posted	$ 15,600

Note 8.

Fair Value Option

Other Financial Assets and Financial Liabilities at Fair Value

In addition to cash and derivative instruments included in financial instruments owned and financial instruments sold, but not yet purchased, the firm accounts for certain of its other financial assets and financial liabilities at fair value under the fair value option. The primary reasons for electing the fair value option are to:

- Reflect economic events in earnings on a timely basis; and

- Mitigate volatility in earnings from using different measurement attributes

Other financial assets and financial liabilities accounted for at fair value under the fair value option include:

- Resale agreements; and

- Other secured financings

Fair Value of Other Financial Assets and Financial Liabilities by Level

Other financial assets consists of $491.2 million of resale agreements and other financial liabilities consists of $395.6 million of other secured financings, all of which are accounted for at fair value under the fair value option and were classified in level 2 within the fair value hierarchy as of December 2018.

Valuation Techniques and Significant Inputs

Other financial assets and financial liabilities at fair value are generally valued based on discounted cash flow techniques, which incorporate inputs with reasonable levels of price transparency, and are generally classified in level 2 because the inputs are observable. Valuation adjustments may be made for liquidity and for counterparty and the firm's credit quality.

Notes to Statement of Financial Condition

See below for information about the significant inputs used to value other financial assets and financial liabilities at fair value.

Resale Agreements. The significant inputs to the valuation of resale agreements are funding spreads, the amount and timing of expected future cash flows and interest rates. As of December 2018, the firm had no level 3 resale agreements. See Note 9 for further information about collateralized agreements.

Other Secured Financings. The significant inputs to the valuation of other secured financings at fair value are the amount and timing of expected future cash flows, interest rates, funding spreads, the fair value of the collateral delivered by the firm (which is determined using the amount and timing of expected future cash flows, market prices, market yields and recovery assumptions) and the frequency of additional collateral calls. As of December 2018, the firm had no level 3 other secured financings. See Note 9 for further information about collateralized financings.

Note 9.

Collateralized Agreements and Financings

Collateralized agreements are resale agreements. Collateralized financings are repurchase agreements, securities loaned and other secured financings. The firm enters into these transactions in order to, among other things, facilitate client activities, invest excess cash and finance certain firm activities.

Collateralized agreements and financings are presented on a net-by-counterparty basis when a legal right of setoff exists. Interest on collateralized agreements and collateralized financings is recognized over the life of the transaction.

The table below presents the carrying value of resale agreements and securities loaned transactions.

$ in thousands	As of December 2018
Resale agreements	$ 491,195
Securities loaned	$ 93,863

In the table above, resale agreements are carried at fair value under the fair value option. See Note 8 for further information about the valuation techniques and significant inputs used to determine fair value.

Resale and Repurchase Agreements

A resale agreement is a transaction in which the firm purchases financial instruments from a seller, typically in exchange for cash, and simultaneously enters into an agreement to resell the same or substantially the same financial instruments to the seller at a stated price plus accrued interest at a future date.

A repurchase agreement is a transaction in which the firm sells financial instruments to a buyer, typically in exchange for cash, and simultaneously enters into an agreement to repurchase the same or substantially the same financial instruments from the buyer at a stated price plus accrued interest at a future date.

Even though repurchase and resale agreements involve the legal transfer of ownership of financial instruments, they are accounted for as financing arrangements because they require the financial instruments to be repurchased or resold before or at the maturity of the agreement. The financial instruments purchased or sold in resale and repurchase agreements typically include U.S. government and agency obligations.

The firm receives financial instruments purchased under resale agreements and makes delivery of financial instruments sold under repurchase agreements. To mitigate credit exposure, the firm monitors the market value of these financial instruments on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the financial instruments, as appropriate. For resale agreements, the firm typically requires collateral with a fair value approximately equal to the carrying value of the relevant assets in the statement of financial condition.

The firm enters into all of its resale and repurchase agreements with Goldman Sachs & Co. LLC (GS&Co.).

Securities Loaned Transactions

In a securities loaned transaction, the firm lends securities to a counterparty in exchange for cash or securities. When the counterparty returns the securities, the firm returns the cash or securities posted as collateral. Interest is generally paid periodically over the life of the transaction.

The firm makes delivery of securities loaned. To mitigate credit exposure, the firm monitors the market value of these securities on a daily basis, and delivers or obtains additional collateral due to changes in the market value of the securities, as appropriate.

Securities loaned are recorded based on the amount of cash collateral received plus accrued interest. As these agreements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates. Therefore, the carrying value of such agreements approximates fair value. As these agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these agreements been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2018.

The firm enters into all of its securities loaned transactions with GS&Co.

Offsetting Arrangements
The table below presents the gross and net resale and repurchase agreements and securities loaned transactions, and the related amount of counterparty netting included in the statement of financial condition, as well as the amounts of counterparty netting and cash and securities collateral not offset in the statement of financial condition.

	As of December 2018		
	Assets	Liabilities	
$ in thousands	Resale agreements	Repurchase agreements	Securities loaned
Included in the statement of financial condition			
Gross carrying value	$ 519,384	$ 28,189	$ 93,863
Counterparty netting	(28,189)	(28,189)	–
Total	$ 491,195	$ –	$ 93,863
Amounts not offset			
Collateral	(490,910)	–	(93,863)
Total	$ 285	$ –	$ –

In the table above:

- Where the firm has received or posted collateral under credit support agreements, but has not yet determined such agreements are enforceable, the related collateral has not been netted.

- Amounts not offset includes the fair value of collateral received or posted subject to enforceable credit support agreements.

- The collateral pledged for repurchase agreements is U.S. government and agency obligations and the collateral pledged for securities loaned is equity securities.

Other Secured Financings
In addition to repurchase agreements and securities loaned transactions, the firm funds certain assets through the use of other secured financings and pledges financial instruments as collateral in these transactions. These other secured financings consist of structured financing arrangements.

The firm has elected to apply the fair value option to all other secured financings because the use of fair value eliminates non-economic volatility in earnings that would arise from using different measurement attributes. See Note 8 for further information about other secured financings that are accounted for at fair value.

As of December 2018, the firm had $395.6 million of other secured financings, of which $35.6 million matures in less than one year and $360.0 million matures in 2021.

Collateral Received and Pledged
The firm receives cash and securities (e.g., corporate obligations) as collateral, primarily in connection with resale agreements and derivative transactions. The firm obtains cash and securities as collateral on an upfront or contingent basis for derivative instruments and collateralized agreements to reduce its credit exposure to individual counterparties.

In many cases, the firm is permitted to deliver or repledge financial instruments received as collateral when entering into securities loaned transactions, primarily in connection with secured financing activities.

The firm also pledges certain financial instruments owned in connection with securities loaned transactions to counterparties who may or may not have the right to deliver or repledge them.

The table below presents financial instruments at fair value received as collateral that were available to be delivered or repledged and were delivered or repledged.

$ in thousands	As of December 2018
Collateral available to be delivered or repledged	$519,297
Collateral that was delivered or repledged	$199,238

The table below presents information about assets pledged.

$ in thousands	As of December 2018
Financial instruments owned pledged to counterparties that:	
Had the right to deliver or repledge	$ 93,682
Did not have the right to deliver or repledge	$ –

Notes to Statement of Financial Condition

Note 10.

Short-Term Borrowings

The firm's unsecured short-term borrowings outstanding as of December 2018 were $232.4 million. The firm obtains unsecured short-term borrowings primarily from Group Inc. The carrying value of unsecured short-term borrowings that are not recorded at fair value generally approximates fair value due to the short-term nature of the obligations. As these unsecured short-term borrowings are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2018.

Note 11.

Subordinated Borrowings

As of December 2018, the firm had outstanding borrowings of $100.0 million from Group Inc. under a subordinated loan agreement, which matures in 2020. In addition, the firm has a $440.0 million revolving subordinated loan agreement with Group Inc., which matures in 2021. As of December 2018, $265.0 million was outstanding.

Amounts borrowed under these subordinated loan agreements bear interest at a rate of London Interbank Offered Rate (LIBOR) plus 0.75% per annum. The carrying value of these borrowings approximates fair value. As these subordinated loan agreements are not accounted for at fair value, they are not included in the firm's fair value hierarchy in Notes 5 through 8. Had these borrowings been included in the firm's fair value hierarchy, they would have been classified in level 2 as of December 2018.

The subordinated borrowings from Group Inc. are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the firm's continued compliance with minimum net capital requirements, they may not be repaid.

Note 12.

Commitments, Contingencies and Guarantees

Pursuant to an agreement, Group Inc. guarantees and meets the firm's margin requirement with GS&Co., as required under Regulation T of the Federal Reserve. As of December 2018, Group Inc. posted $283.5 million of margin with GS&Co. on behalf of the firm. In the unlikely event that Group Inc. does not post margin to GS&Co., the firm would need to post margin to GS&Co. This balance is not included in the firm's statement of financial condition.

Note 13.

Transactions with Related Parties

The firm enters into transactions with Group Inc. and affiliates in the normal course of business as part of market making and general operations.

The table below presents assets and liabilities with affiliates.

$ in thousands	As of December 2018
Assets	
Collateralized agreements:	
Resale agreements	$ 491,195
Receivables:	
Brokers, dealers and clearing organizations	446,090
Customers and counterparties	105,526
Financial instruments owned	403,047
Other assets	2,167
Total	$ 1,448,025
Liabilities	
Collateralized financings:	
Securities loaned	$ 93,863
Other secured financings	35,562
Payables to customers and counterparties	67,547
Unsecured short-term borrowings	232,375
Other liabilities	16
Subordinated borrowings	365,000
Total	$ 794,363

In the table above, financial instruments owned and financial instruments sold, but not yet purchased consist of derivative contracts with affiliates.

The firm receives operational, administrative and management support from GS&Co. under a service agreement.

Notes to Statement of Financial Condition

Note 14.

Income Taxes

Provision for Income Taxes
The firm is included with Group Inc. and subsidiaries in the consolidated corporate federal as well as consolidated or combined state and local tax returns. The firm computes its tax liability on a modified separate firm basis and settles such liability with Group Inc. pursuant to a tax sharing arrangement. To the extent the firm generates tax benefits from losses, it will be reimbursed by Group Inc. pursuant to the tax sharing arrangement. The firm's state and local tax liabilities are allocated to reflect its share of the consolidated or combined state and local income tax liability.

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities.

Deferred Income Taxes
Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the tax rates and laws that will be in effect when such differences are expected to reverse. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

At December 2018, the firm did not have a deferred tax asset or deferred tax liability, nor did the firm record a valuation allowance to reduce deferred tax assets.

Unrecognized Tax Benefits
The firm recognizes tax positions in the statement of financial condition only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the statement of financial condition. As of December 2018, the firm did not record a liability related to accounting for uncertainty in income taxes.

Regulatory Tax Examinations
The firm is subject to examination by the U.S. Internal Revenue Service (IRS) and other taxing authorities in jurisdictions where the firm has significant business operations, such as New York State and City. The tax years under examination vary by jurisdiction.

U.S. Federal examinations of Group Inc. for 2011 and 2012 began in 2013. Group Inc. has been accepted into the Compliance Assurance Process program by the IRS for each of the tax years from 2013 through 2019. This program allows Group Inc. to work with the IRS to identify and resolve potential U.S. Federal tax issues before the filing of tax returns. The 2013 through 2017 tax years remain subject to post-filing review.

New York State and City examinations for Group Inc. and subsidiaries of fiscal 2011 through 2014 began in 2017. The 2015 through 2017 tax years remain subject to post-filing review.

The firm believes that no liability for unrecognized tax benefits is required to be established in relation to the potential for additional assessments.

Note 15.

Credit Concentrations
The firm's concentrations of credit risk arise from market making activities and collateralized transactions and may be impacted by changes in economic, industry or political factors. These activities expose the firm to many different industries and counterparties, and may also subject the firm to a concentration of credit risk to a particular counterparty or issuer. The firm seeks to mitigate credit risk by actively monitoring exposures and obtaining collateral from counterparties as deemed appropriate.

Other than GS&Co., the firm did not have credit exposure to any other counterparty that exceeded 2% of total assets as of December 2018.

Notes to Statement of Financial Condition

Note 16.

Legal Proceedings

The firm is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the firm's businesses. Many of these proceedings are in early stages, and many of these cases seek an indeterminate amount of damages.

With respect to material proceedings, management is generally unable to estimate a range of reasonably possible loss for matters, including where (i) actual or potential plaintiffs have not claimed an amount of money damages, except in those instances where management can otherwise determine an appropriate amount, (ii) matters are in early stages, (iii) matters relate to regulatory investigations or reviews, except in those instances where management can otherwise determine an appropriate amount, (iv) there is uncertainty as to the likelihood of a class being certified or the ultimate size of the class, (v) there is uncertainty as to the outcome of pending appeals or motions, (vi) there are significant factual issues to be resolved, and/or (vii) there are novel legal issues presented.

Management does not believe, based on currently available information, that the outcomes of any matters will have a material adverse effect on the firm's financial condition, though the outcomes could be material to the firm's operating results for any particular period, depending, in part, upon the operating results for such period.

Note 17.

Net Capital Requirements

The firm is a registered U.S. broker-dealer, which is subject to the SEC's "Uniform Net Capital Rule," and has been granted permission by the SEC to compute its regulatory net capital in accordance with Appendix F of that rule. As of December 2018, the firm had regulatory net capital, as defined, of $441.1 million, which exceeded the amount required by $421.1 million.

The U.S. Dodd Frank Wall Street Reform and Consumer Protection Act contains provisions that require the registration of all swap dealers, major swap participants, security-based swap dealers and major security-based swap participants. The firm is registered as a "swap dealer" under the U.S. Commodity Futures Trading Commission (CFTC) rules and will be subject to regulatory capital requirements once the rules are finalized by the CFTC.

Note 18.

Subsequent Events

Management has evaluated whether any events or transactions occurred subsequent to the date of the statement of financial condition and through February 27, 2019, the date the statement of financial condition was issued, and determined that there were no material events or transactions that would require recognition or disclosure in this statement of financial condition.